Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months
	Ended	Twelve Months Ended December 31,
Amounts in Millions, except ratios	6/30/13	2012	2011	2010	2009	2008
Earnings:
Income before income tax expense, equity in earnings or loss of JV and adjustment for non-controlling interests	$(164.4)	$(81.5)	$(1,384.1)	$(12.5)	$(100.2)	$585.0
Add: Fixed Charges (from below)	90.9	163.1	101.2	37.6	7.0	4.5
Add: Amortization of Capitalized Interest	0.4	0.8	0.7	0.3	0.1	0.1
Subtract: Capitalized Interest	4.6	19.9	18.1	5.1	0.4	0.8
Subtract: non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0	0.0	0.0	0.0

Sub Total	(77.7)	62.5	(1,300.3)	20.3	(93.5)	588.8
Fixed Charges:
Interest expense incurred, including amortization of debt issuance costs	82.1	135.3	77.2	29.0	4.0	1.8
Add: Capitalized Interest	4.6	19.9	18.1	5.1	0.4	0.8
Add: Portion of rent expense representative of interest factor (1/3 of operating lease payments, below)	4.2	7.9	5.9	3.5	2.6	1.9

Sub Total	90.9	163.1	101.2	37.6	7.0	4.5
Ratio of Earnings to Fixed Charges:	See Note	See Note	See Note	See Note	See Note	130.8
	(1)	(1)	(1)	(1)	(1)

(1) Earnings insufficient to cover fixed charges. See Deficiency below.

Calculations:
Rent Expense	$12.7	$23.6	$17.6	$10.5	$7.9	$5.7
Interest rate assumption	0.333	0.333	0.333	0.333	0.333	0.333

Estimate of interest within rental expense	4.2	7.9	5.9	3.5	2.6	1.9
Amortization of Capitalized Interest (2)	0.4	0.8	0.7	0.3	0.1	0.1

(2) Assumes 25 year life on equipment, 2011 going forward (previously used 20 year life for 2008-through-2010). Amount for six month interim period is annualized.

Deficiency:	$168.6	$100.6	$1,401.5	$17.3	$100.5	NONE